

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2018

Peng Wang
Chief Financial Officer
Puxin Ltd
Floor 16, Chuangfu Mansion
No. 18 Danling Street, Haidian District
Beijing
Peoples Republic of China

Re: Puxin Ltd
   Draft Registration Statement on Form F-1
   Filed on February 8, 2018
   CIK No. 0001726189

Dear Mr. Wang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS on Form F-1, filed on February 8, 2018

Prospectus Summary, page 2

1.   Please revise under "Market Opportunity" on page 2 to briefly specify which "recent government policies" led to a reduction in school hours.

The Offering, page 9

2.   Please revise here, and at page 52 within the body of your prospectus, to indicate the

approximate dollar amount, or percentage of proceeds, you intend to allocate to each of the purposes you enumerate.

Summary Consolidated Financial and Operating Data, page 10

3.   You disclose that the Summary Consolidated Financial and Operating Data is derived from financial statements included elsewhere in the prospectus.   Please identify the specific financial statements that are included in the summary.

We have limited operating history and our historical financial and operating results, growth rates and profitability..., page 13

4.   Please revise the body of your risk factor to reference and quantify your accumulated deficit of U.S. $40.7 million.

Failure to control rental costs, obtain leases at desired locations..., page 20

5.   Please revise the second paragraph of your risk factor to quantify the number of leased properties for which you have been unable to receive from the lessors copies of the valid title certificates or proof of authorization to lease those properties.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares..., page 47

6.   Please advise us how the discretionary proxy provisions of the Deposit Agreement are consistent with your amended and restated memorandum and articles of association.

We will incur increased costs as a result of being a public company..., page 48

7.   To the extent determinable, please provide an estimate of the increased costs you expect to incur as a result of becoming a public company.

Use of Proceeds, page 52

8.   Please revise the third paragraph of your disclosure to briefly discuss the possibility of delays in receiving proceeds resulting from applicable Chinese regulations, including applicable MOC and SAFE provisions.

Management's Discussion and Analysis of Financial Condition and Results of Operations Study-abroad Tutoring Services, page 74

9.   We note that you offer refunds for students who fail to gain any admission or obtain a relevant visa. To help us better understand this policy, tell us how long the student has, after the consulting arrangement has been completed, to request and obtain a refund. Also tell us the amount of refunds for each period presented.

Pro forma Financial Information, page F-1

10.   Please include pro forma financial information to reflect the-acquisitions of Beijing
        Global & Technology and ZMN International Education Consulting (Beijing) in 2017 or
        explain why this information is not required.

Puxin Education Technology Group Co. LTD. Notes to Consolidated Financial Statements
For the Year Ended December 31, 2016
Summary of Significant Accounting Policies
Goodwill and intangible assets, page F-11

11.   You disclose the amortization period for the Student Base is 2.5 - 7 years. Please include
        the estimated aggregate amortization expense for each of the five succeeding fiscal years.
        Refer to ASC 350-30-50-2 a 3.

General

12.   We note references to third-party market data throughout your prospectus, including
        references to reports commissioned by you and prepared by Frost & Sullivan. Please
        provide us with copies of any materials that support third-party statements, clearly cross-
        referencing a statement with the underlying factual support.

13.   Please supplementally provide us with copies of all written communications, as defined in
        Rule 405 of the Securities Act, that you, or anyone authorized to do so on your behalf,
        presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or
        not they retain copies of the communications.

        You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Terry French,
Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the
financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-
551-3415, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other
questions.

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